August 15, 2013

James B. Rosenberg Senior Assistant Chief Accountant Division of Corporation Finance United States Securities and Exchange Commission Mail Stop 6010 Washington, D.C. 20549

Re:	ProAssurance Corporation
Form 10-K for the Fiscal Year Ended December 31, 2012
Filed February 20, 2013
File No. 001-16533

Dear Mr. Rosenberg:
We are in receipt of your letter dated August 5, 2013 and appreciate your comments with respect to the Form 10-K of ProAssurance Corporation (the "Company") for the fiscal year ended December 31, 2012. We are always looking to improve the financial disclosures that we make as a part of our public filings and look forward to working with you on the matters outlined in your letter.
Our responses to your comments are listed below, in the sequence of the comments in your letter, with each comment reprinted prior to our response in order to aid your review. We are providing the information that you requested and where you have requested revised disclosure we have provided our proposed revision and identified the filing in which we intend to include the disclosure.
The adequacy and accuracy of the disclosure in the filing is the responsibility of the Company. We acknowledge that Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to these filings. We also acknowledge that Staff comments may not be asserted as a defense in any proceeding initiated by the Commission or any person under the Federal securities laws of the United States.
Comment 1:
Notes to Consolidated Financial Statements
16. Statutory Accounting and Dividend Restrictions, page 119

1.	Please provide us proposed disclosure to be included in future filings to address the following:

•	Clarify whether there is a difference between statutory surplus disclosed in the table and statutory capital and surplus as required by ASC 944-505-50-1a.
Company Response:
Statutory Surplus as disclosed in the table in Note 16 "Statutory Accounting and Dividend Restrictions" is synonymous with statutory capital and surplus. To avoid any ambiguity, we will re-label this item as "Statutory Capital and Surplus" in future filings on Form 10-K.

•
Although you disclose that the statutory capital for each of your insurance subsidiaries was sufficient to satisfy regulatory requirements, disclose the amount of statutory capital and surplus necessary to satisfy regulatory requirements if significant in relation to actual statutory capital and surplus, as required under ASC 944-505-50-1b. If not significant, please clarify in the disclosure.

Company Response:
ProAssurance believes that, as of December 31, 2012, the amount of statutory capital and surplus necessary to satisfy regulatory requirements referred to under ASC 944-505-5-1b was not significant in relation to the actual statutory capital and surplus of ProAssurance's insurance subsidiaries. Actual statutory capital and surplus exceeded Risk Based Capital requirements at December 31, 2012 and 2011 by at least 365% in both years. However, in response to the Staff's comment, ProAssurance will include a disclosure similar to the following in the "Statutory Accounting and Dividend Restrictions" Note to our Consolidated Financial Statements in future filings on Form 10-K:
"At December 31, 2012 actual statutory capital and surplus for each of ProAssurance’s insurance subsidiaries substantially exceeded the regulatory requirements."

•	Disclose the amounts of restricted net assets for your subsidiaries as of December 31,
2012 or otherwise disclose how your current disclosure complies with the objective in Rule 4-08(e)(3)(ii) of Regulation S-X.
Company Response:
At December 31, 2012, our insurance subsidiaries held $1.7 billion in net assets. Of these net assets held, our insurance subsidiaries are permitted to pay dividends of approximately $309 million over the course of 2013 without prior approval of state insurance regulators. In response to the Staff's comment, ProAssurance will include a disclosure similar to following in the "Statutory Accounting and Dividend Restrictions" Note to our Consolidated Financial Statements in future filings on Form 10-K:
"At December 31, 2012 $1.7 billion of our consolidated net assets are held at our insurance subsidiaries, of which approximately $309 million are permitted to be paid as dividends over the course of 2013 without prior approval of state insurance regulators."

•
Disclose the amount of retained earnings or net income that is restricted or free of restrictions for payment of dividends by ProAssurance Corporation to its stockholders as required by Rule 4-08(e)(1) of Regulation S-X.

Company Response:
ProAssurance does not have any regulatory restrictions on retained earnings or net income that materially impact its ability to pay dividends to its shareholders, other than the limitations that exist because of its holding company structure, as currently disclosed in Note 16. However, in response to the Staff's comment, ProAssurance will include a disclosure similar to the following in the "Shareholder's Equity" Note to our Consolidated Financial Statements in future filings on Form 10-K:
"ProAssurance's ability to pay dividends to its shareholders is limited by its holding company structure, to the extent of the net assets held by its insurance subsidiaries, as discussed in Note 16. Otherwise, there are no other regulatory restrictions on ProAssurance's retained earnings or net income that materially impact its ability to pay dividends. Based on Shareholder's Equity at December 31, 2012, total equity of $511 million was free of debt covenant restrictions regarding the payment of dividends. However, any decision to pay future cash dividends is subject to the Board’s final determination after a comprehensive review of financial performance, future expectations and other factors deemed relevant by the Board."

•	Provide the disclosures required under ASC 944-505-50-2 through 50-6, as applicable.
Company Response:
ProAssurance did not use any prescribed or permitted statutory accounting practices that differed from the National Association of Insurance Commissioners' statutory accounting practices at December 31, 2012 or 2011. We intend to add language stating this fact in future filings on Form 10-K.

Any questions regarding the above responses can be directed to me at (205) 802-4718.
Thank you for your attention to this filing and response.
Sincerely,
/s/ Edward L. Rand, Jr.
Edward L. Rand, Jr.
Chief Financial Officer